Pricing Supplement To product supplement AE dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Pricing Supplement No. 2069AE Registration Statement No. 333-184193 Dated June 20, 2014; Rule 424(b)(2)
Deutsche Bank AG

Structured Investments	Deutsche Bank $5,648,000 Review Notes Linked to the Price of Platinum due July 9, 2015
General
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The notes are designed for investors who seek early exit prior to maturity at a premium if on any of the Review Dates the Closing Price of the Underlying (in the case of the first, second or third Review Date) or the Final Price (in the case of the final Review Date) is greater than or equal to the Initial Price. If the notes are not automatically called and the Final Price is greater than or equal to the Trigger Price, which is 90.00% of the Initial Price, investors will receive $1,000 per $1,000 Face Amount of notes. However, if the notes are not automatically called and the Final Price is less than the Trigger Price, investors will lose 1.00% of the Face Amount of notes for every 1.00% by which the Final Price is less than the Initial Price. The notes do not pay any coupons, and investors should be willing to lose a significant portion or all of their initial investment if the notes are not automatically called and the Final Price is less than the Trigger Price.  Any payment at maturity or upon an Automatic Call is subject to the credit of the Issuer.

•	The first Review Date, and therefore the earliest date on which an Automatic Call may be initiated, is September 22, 2014†.
•	Senior unsecured obligations of Deutsche Bank AG due July 9, 2015††.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes priced on June 20, 2014 (the “Trade Date”) and are expected to settle on June 25, 2014 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Underlying:	Settlement price of platinum
Automatic Call:
The notes will be automatically called if on any of the Review Dates the Closing Price of the Underlying (in the case of the first, second or third Review Date) or the Final Price (in the case of the final Review Date) is greater than or equal to the Initial Price. If the notes are automatically called, we will pay you on the applicable Call Settlement Date a cash payment per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount and the applicable call premium, calculated as follows:
$1,000 + ($1,000 x 2.2875%) if called on the first Review Date
$1,000 + ($1,000 x 4.5750%) if called on the second Review Date
$1,000 + ($1,000 x 6.8625%) if called on the third Review Date
$1,000 + ($1,000 x 9.1500%) if called on the final Review Date

(Key Terms continued on next page)
Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 7 of this pricing supplement.

The Issuer’s estimated value of the notes on the Trade Date is $982.50 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on page 3 of this pricing supplement for additional information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees(1)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$5,648,000.00	$56,480.00	$5,591,520.00
(1) Please see “Supplemental Plan of Distribution” in this pricing supplement for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$5,648,000.00	$727.46

JPMorgan
Placement Agent
June 20, 2014

 (Key Terms continued from previous page)
Payment at Maturity:
If the notes are not automatically called and the Final Price is greater than or equal to the Trigger Price, you will be entitled to receive at maturity a cash payment equal to $1,000 per $1,000 Face Amount of notes.
If the notes are not automatically called and the Final Price is less than the Trigger Price, you will be entitled to receive at maturity a cash payment per $1,000 Face Amount of notes, calculated as follows:
$1,000 + ($1,000 x Underlying Return)
If the notes are not automatically called and the Final Price is less than the Trigger Price, you will be fully exposed to the negative Underlying Return and you will lose 1.00% of the Face Amount of notes for every 1.00% by which the Final Price is less than the Initial Price. Under these circumstances, you will lose a significant portion or all of your investment at maturity.

Trigger Price:	$1,310.40, equal to 90.00% of the Initial Price.
Underlying Return:	The performance of the Underlying from the Initial Price to the Final Price, calculated as follows:
Final Price – Initial Price
Initial Price
If the notes have not been called, the Underlying Return will be negative.
Initial Price:	$1,456.00, equal to the Closing Price of the Underlying on the Trade Date
Final Price:	The arithmetic average of the Closing Prices of the Underlying on each of the five Averaging Dates
Closing Price†:
On any day, the afternoon fixing level per troy ounce gross of platinum for delivery in Zurich through a member of the London Platinum and Palladium Market (“LPPM”) authorized to effect such delivery, stated in U.S. dollars. For reference purposes only, the Bloomberg ticker symbol for the Underlying is “PLTMLNPM.”
If the price source for the Underlying identified herein as the Closing Price is modified or amended, ceases to exist or is unavailable (or is published in error), the calculation agent may determine the Closing Price in good faith and in a commercially reasonable manner and/or postpone the Review Dates or the Averaging Dates as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

Review Dates:	September 22, 2014 (first Review Date), December 22, 2014 (second Review Date), March 20, 2015 (third Review Date) and July 6, 2015 (final Review Date)
Call Settlement Dates:	The third business day after the applicable Review Date. For the final Review Date, the Call Settlement Date will be the Maturity Date.
Trade Date:	June 20, 2014
Settlement Date:	June 25, 2014
Averaging Dates:	June 29, 2015, June 30, 2015, July 1, 2015, July 2, 2015 and July 6, 2015
Maturity Date††:	July 9, 2015
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	25152RLL5 / US25152RLL59
†Subject to adjustment as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.
†† Subject to postponement as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” and acceleration as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates — Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement.

Issuer’s Estimated Value of the Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately two months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between (a) the Issue Price minus the discounts and commissions and (b) the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Additional Terms Specific to the Notes

You should read this pricing supplement together with product supplement AE dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement AE dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005083/crt_dp33011-424b2.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the product supplement, prospectus supplement, prospectus and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes.  You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Hypothetical Examples of Amounts Payable upon an Automatic Call or at Maturity

The following table illustrates the hypothetical payments on the notes upon an Automatic Call or at maturity. The table below is based on the following terms:

Trigger Price*:	90.00% of the Initial Price

Call premiums:	2.2875%, 4.5750%, 6.8625% and 9.1500% for the first, second, third and final Review Dates, respectively

* The actual Initial Price and Trigger Price are set forth on the cover of this pricing supplement.

There will be only one payment on the notes, either at maturity or, due to an Automatic Call, on a Call Settlement Date. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made on the corresponding Call Settlement Date. The hypothetical returns set forth below are for illustrative purposes only. The actual return will be based on the Closing Price of the Underlying on the first, second and third Review Dates and the Final Price on the final Review Date. Numbers in the table and the examples below have been rounded for ease of analysis.

Hypothetical Appreciation/ Depreciation on Each Review Date (%)	Return at First Review Date (%)*	Return at Second Review Date (%)*	Return at Third Review Date (%)*	Return at Final Review Date (%)*
100.00%	2.2875%	4.5750%	6.8625%	9.1500%
90.00%	2.2875%	4.5750%	6.8625%	9.1500%
80.00%	2.2875%	4.5750%	6.8625%	9.1500%
70.00%	2.2875%	4.5750%	6.8625%	9.1500%
60.00%	2.2875%	4.5750%	6.8625%	9.1500%
50.00%	2.2875%	4.5750%	6.8625%	9.1500%
40.00%	2.2875%	4.5750%	6.8625%	9.1500%
30.00%	2.2875%	4.5750%	6.8625%	9.1500%
20.00%	2.2875%	4.5750%	6.8625%	9.1500%
10.00%	2.2875%	4.5750%	6.8625%	9.1500%
0.00%	2.2875%	4.5750%	6.8625%	9.1500%
-5.00%	N/A	N/A	N/A	0.0000%
-10.00%	N/A	N/A	N/A	0.0000%
-15.00%	N/A	N/A	N/A	-15.0000%
-20.00%	N/A	N/A	N/A	-20.0000%
-30.00%	N/A	N/A	N/A	-30.0000%
-40.00%	N/A	N/A	N/A	-40.0000%
-50.00%	N/A	N/A	N/A	-50.0000%
-60.00%	N/A	N/A	N/A	-60.0000%
-70.00%	N/A	N/A	N/A	-70.0000%
-80.00%	N/A	N/A	N/A	-80.0000%
-90.00%	N/A	N/A	N/A	-90.0000%
-100.00%	N/A	N/A	N/A	-100.0000%

*If the notes are automatically called, payable on the corresponding Call Settlement Date. If the notes are not automatically called, payable on the Maturity Date.

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The Closing Price of the Underlying is 110.00% of the Initial Price on the first Review Date. Because the Closing Price on the first Review Date is greater than the Initial Price, the notes are automatically called, and the investor will receive a single payment of $1,022.875 per $1,000 Face Amount of notes on the corresponding Call Settlement Date. There will be no further payments on the notes.

Example 2: The Closing Prices of the Underlying are 95.00% and 105.00% of the Initial Price on the first and second Review Dates. Because the Closing Price on the first Review Date is less than the Initial Price, the notes are not automatically called on the first Review Date. Because the Closing Price on the second Review Date is greater than the Initial Price, the notes are automatically called, and the investor will receive a single payment of $1,045.75 per $1,000 Face Amount of notes on the corresponding Call Settlement Date. There will be no further payments on the notes.

Example 3: The Closing Prices of the Underlying are 70.00%, 80.00% and 95.00% of the Initial Price on the first, second and third Review Dates and the Final Price of the Underlying is 130.00% of the Initial Price on the final Review Date. Because the Closing Prices on the first, second and third Review Dates are less than the Initial Price, the notes are not automatically called on the first, second and third Review Dates. Because the Final Price is greater than the Initial Price on the final Review Date, the notes are automatically called. The investor will receive a single payment of $1,091.50 per $1,000 Face Amount of notes on the corresponding Call Settlement Date despite the significant increase of the Final Price from the Initial Price. There will be no further payments on the notes.

Example 4: The Closing Prices of the Underlying are 70.00%, 80.00% and 95.00% of the Initial Price on the first, second and third Review Dates and the Final Price of the Underlying is 95.00% of the Initial Price on the final Review Date. Because the Closing Prices on the first, second and third Review Dates and the Final Price on the final Review Date are less than the Initial Price, the notes are not automatically called. Because the Final Price is greater than the Trigger Price (90.00% of the Initial Price), the investor will receive a single payment of $1,000.00 per $1,000 Face Amount of notes on the Maturity Date.

Example 5: The Closing Prices of the Underlying are 70.00%, 80.00% and 95.00% of the Initial Price on the first, second and third Review Dates and the Final Price of the Underlying is 70.00% of the Initial Price, resulting in an Underlying Return of -30.00% on the final Review Date. Because the Closing Prices on the first, second and third Review Dates and the Final Price on the final Review Date are less than the Initial Price, the notes are not automatically called. Because the Final Price is less than the Trigger Price (90.00% of the Initial Price), the investor will receive a single payment that is less than $1,000.00 per $1,000 Face Amount of notes on the Maturity Date, calculated as follows:

$1,000 + ($1,000 x Underlying Return)

$1,000 + ($1,000 x -30.00%) = $700.00

Selected Purchase Considerations

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STEP-UP APPRECIATION POTENTIAL — If the Closing Price of the Underlying on the first, second or third Review Date or the Final Price on the final Review Date is greater than or equal to the Initial Price, you will receive a payment per $1,000 Face Amount of notes equal to $1,000 plus the product of $1,000 and the call premium applicable to such Review Date. Because the notes are our senior unsecured obligations, any payment upon an Automatic Call or at maturity is subject to our ability to pay our obligations as they become due.

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POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC CALL FEATURE — While the original term of the notes is approximately twelve and a half months, the notes will be called before maturity if the Closing Price of the Underlying on any Review Date prior to the final Review Date is greater than or equal to the Initial Price, and you will be entitled to receive the applicable payment corresponding to that Review Date, as set forth on the cover of this pricing supplement.

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LIMITED PROTECTION AGAINST LOSS — If the notes are not called and the Final Price is greater than or equal to the Trigger Price, you will be entitled to receive the Face Amount of notes at maturity. However, if the Final Price is less than the Trigger Price, you will be fully exposed to the negative Underlying Return, and you will lose 1.00% of the Face Amount of notes for every 1.00% by which the Final Price is less than the Initial Price. Under these circumstances, you will lose a significant portion or all of your investment.

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A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a Commodity Hedging Disruption Event (as defined under “Description of Securities –  Adjustments to Valuation Dates and Payment Dates — Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement) occurs, we will have the right, but not the obligation, to accelerate the payment on the notes. The amount due and payable per $1,000 Face Amount of notes upon such early acceleration will be determined by the calculation agent in good faith and in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. Please see the risk factor entitled “A Commodity Hedging Disruption Event May Result in Acceleration of the Notes” in this pricing supplement for more information.

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TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity or pursuant to a call) and (ii) the gain or loss on your notes should be short-term capital gain or loss unless you have held the notes for more than one year, in which case your gain or loss should be long-term capital gain or loss.  The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying.  In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay coupons and do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether the notes are automatically called and whether the Final Price is less than the Trigger Price. If the notes are not automatically called and the Final Price is less than the Trigger Price, you will be fully exposed to the negative Underlying Return, and you will lose 1.00% of the Face Amount of notes for every 1.00% by which the Final Price is less than the Initial Price, with a maximum loss of 100.00% of your initial investment. Under these circumstances, you will lose a significant portion or all of your investment.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE APPLICABLE CALL PREMIUM — If the Closing Price of the Underlying on the first, second or third Review Date or the Final Price on the final Review Date is greater than or equal to the Initial Price, you will receive on the applicable Call Settlement Date a payment per $1,000 Face Amount of notes equal to $1,000 plus the product of $1,000 and the applicable call premium, regardless of the appreciation in the Underlying, which may be significant. Accordingly, the maximum return on the notes will be limited to the call premium of 9.1500% for the final Review Date. The price of the Underlying at various times during the term of the notes could be higher than the Closing Prices of the Underlying on the Review Dates and/or the Averaging Dates. Because the call premiums are fixed amounts, you may receive a lower payment upon an Automatic Call or at maturity than you would if you had invested directly in the Underlying.

•
REINVESTMENT RISK — If the notes are automatically called, the term of the notes may be as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

•	THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are unsubordinated and unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in  Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

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THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your note or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

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A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a Commodity Hedging Disruption Event occurs, we will have the right to accelerate the payment on your notes prior to maturity. The amount due and payable on the notes upon such early acceleration will be determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment.

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PRICES OF COMMODITIES ARE HIGHLY VOLATILE AND MAY CHANGE UNPREDICTABLY — Investments linked to the prices of commodities, such as platinum, are considered speculative and the prices for commodities such as platinum may fluctuate significantly over short periods due to a variety of factors, including: changes in supply and demand relationships; wars; political and civil upheavals; acts of terrorism; agriculture, trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; technological developments; changes in interest and exchange rates; trading activities in platinum and substitute commodities and related contracts; weather; climatic events; and the occurrence of natural disasters. These factors may affect the price of platinum and the value of your notes in varying and potentially inconsistent ways.

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THE MARKET FOR PLATINUM SUFFERS FROM SYSTEMIC RISKS — Changes in supply and demand can have significant adverse effects on the prices of commodities. Since the platinum supply is very limited, any disruptions in the platinum supply tend to have an exaggerated effect on the price of platinum. Key factors that may influence prices are the policies in or political stability of the most important producing countries, as well as the economic situation of the main consuming countries. Platinum is used in a variety of industries and the automotive industry. Demand for platinum from the automotive industry, which uses platinum as a catalytic converter, accounts for approximately 80% of the industrial use of platinum. Platinum is also used in the chemical industry, the electronics industry and the dental industry. The primary non-industrial use of platinum is jewelry, which accounts for approximately 40% of the overall demand for platinum.

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RISKS RELATED TO TRADING OF COMMODITIES — The Closing Price is determined by the LPPM. The LPPM is a self-regulatory association of bullion market participants. Although all market-making members of the LPPM are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LPPM itself is not a regulated entity. If the LPPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of platinum may be adversely affected. The LPPM is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading. For example, there are no daily price limits on the LPPM, which would otherwise restrict fluctuations in the prices at which commodities trade on the LPPM. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

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SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE AND MAY NOT CORRELATE WITH THE PRICES OF COMMODITIES GENERALLY — The amount owed on the notes is linked exclusively to the price of platinum and not to a diverse basket of commodities or a broad-based commodity index. The price of platinum may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a note linked to the prices of multiple commodities or a broad-based commodity index.

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INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN PLATINUM — The amount owed on the notes is based on the Closing Price on the Review Dates and Averaging Dates. Your payment on the notes may be less than you would have received had you invested directly in platinum. For instance, you will not participate in any potential appreciation of the Underlying, which could be significant.

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PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying may bear little relation to the historical closing prices of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. We or our affiliates intend to offer to purchase the notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes.  If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER'S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this pricing supplement is based on the full Face Amount of your notes, the Issuer's estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The Issuer's estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer's estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately two months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between (a) the Issue Price minus the discounts and commissions and (b) the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the price of the Underlying will affect the value of the notes more than any other single factor, the value of the notes prior to maturity will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	supply and demand trends for the Underlying;

•	the time remaining to the maturity of the notes;

•	interest rates and yields in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying or markets generally;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE COMMODITIES AND COMMODITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions.   In addition, we or one or more of our affiliates expect to hedge our commodity exposure from the notes by entering into commodity derivative transactions, such as over-the-counter options or futures. Such trading and hedging activities may affect commodity prices and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines.  We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in commodity prices. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes.  Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

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WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PRICE OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. The calculation agent will determine, among other things, the Closing Price on each Review Date and Averaging Date, the Final Price, the Underlying Return and the amount that Deutsche Bank AG will pay you at maturity. The calculation agent also maintains some discretion as to how the calculations are made, in particular if the Closing Price is not available (or is published in error) on a Review Date and/or an Averaging Date. The calculation agent will also be responsible for determining whether a Commodity Hedging Disruption Event and/or a market disruption event has occurred. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The determination of a market disruption event by the calculation agent could adversely affect the amount you receive at maturity.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date, a Review Date or an Averaging Date could adversely affect the price of the Underlying and, as a result, could decrease the possibility of your notes being automatically called or the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of platinum from June 17, 2004 through June 17, 2014. You can obtain the Closing Price of platinum from the Bloomberg page “PLTMLNPM.” The Closing Price on June 20, 2014 was $1,456.00.

We obtained the information below regarding the daily closing price of the Underlying from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical closing prices of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price of the Underlying on any Review Date or Averaging Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates, acting as placement agents for the notes, will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of notes.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee, pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of September 28, 2012, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP dated September 28, 2012, which has been filed as an exhibit to the registration statement referred to above.